BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

October 9, 2023

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

Cboe Clear Europe N.V. – Name updated from Cboe Clear Europe in Custody, Clear, or Settle section

LEDGEREDGE B.V. – Removed from Execute or Trade section